SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

7 June 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park

Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 7 June 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS PLC

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2006

London, UK, Brentwood, TN, 7 June 2006 - Protherics PLC, (“Protherics” or the “Company”) the biopharmaceutical company focused on critical care and oncology, today announces its preliminary results for the year ended 31 March 2006.

Operating Highlights

•	CytoFab™ (for sepsis from uncontrolled infection)

-	Major licensing deal with AstraZeneca worth up to £195 million (approximately $340 million) in upfront and milestone payments

-	AstraZeneca made an upfront payment of £16.3 million and a £7.5 million equity investment in Protherics

-	Protherics to receive a 20% royalty on global net sales of CytoFab™

-	Protherics to receive additional manufacturing supply related payments

•	Voraxaze™ (for control of high dose methotrexate therapy in cancer)

-	Marketing Authorisation Application (MAA) submitted in Europe

-	Positive outcome from pre-BLA meeting with the FDA in the US, with submission of Biological License Application (BLA) expected in the second half of 2006

-	Clinical programme initiated to support the planned repeated use of Voraxaze™ as an adjunct to high dose methotrexate therapy

•	Prolarix™ (targeted therapy for liver cancer and other selected solid tumours)

-	Activation of prodrug in patients receiving combination therapy indicated

-	Extension of phase 1 study to assess efficacy at maximum tolerated dose

•	Angiotensin Vaccine (for high blood pressure)

-	Novel adjuvant acquired from CoVaccine BV (announced today) for use in new formulation found to be safe and well-tolerated in preclinical testing

-	Manufacturing scale-up commencing ahead of planned phase 2 study in the second half of 2007

•	CroFab™ (crotalid anti-venom) and DigiFab™ (digoxin antidote)

-	Fougera, a division of Altana Inc, extended its US distribution agreement for CroFab™ and DigiFab™ until October 2010

-	FDA qualification of Protherics’ manufacturing plant in Wales following expansion programme

-	Outstanding data requirements agreed with the MHRA for DigiFab™ approval in the UK

Financial Highlights

•	Revenues £17.7 million (2005: £18.8 million) with higher CroFab™ revenues offset by reduced DigiFab™ shipments to Fougera

•	First revenues recognised (£0.7 million) under IFRS from CytoFab™ upfront payment of £16.3 million

•	R&D increased to £6.7 million (2005: £4.6 million) with increased investment in CytoFab™ and Voraxaze™

•	G&A expenses increased to £9.2 million (2005: £7.2 million) as investment in sales and marketing continued, together with increased charges from share-based payments and currency effects

•	Loss before tax £9.6 million (2005: £2.1 million) as expected following programmed manufacturing shutdown and planned increases in expenditure

•	Strong cash position at end of period of £25.4 million (2005: £7.3 million), following CytoFab™ upfront payment and equity contribution from AstraZeneca

Commenting on the results, Stuart Wallis, Chairman, said:

“Protherics made great progress, both financially and operationally, during the year ended 31 March 2006. The highlight was our licensing deal with AstraZeneca for CytoFab™, worth potentially up to £195 million in upfront and milestone payments alone, while progress was made in our pipeline with Voraxaze™, Prolarix™ and our Angiotensin Vaccine. With a high-value, late-stage development pipeline, supported by a growing revenue stream from our critical care and cancer franchises, we are upbeat about our prospects and look forward to an exciting 2007.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510
Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: David Yates/Ben Atwell	+44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno	+1 212 850 5600

Notes for Editors:

A presentation and conference call for analysts will held today at 9.30am UK time. Please call Mo Noonan on 020 7269 7116 for further details.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. With headquarters in London, the Company has approximately 190 employees across its operations in the UK, US and Australia. The Company’s lead programmes are CytoFab™, for severe sepsis, which has been out-licensed to AstraZeneca and is being prepared for a pivotal phase 3 trial in 2007, and Voraxaze™, for the control of high dose methotrexate therapy in cancer, where discussions are on-going with the US and EU regulators regarding marketing approvals in 2007.

Protherics’ strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics’ goal is to develop and attract additional oncology and critical care products for its sales and marketing teams to distribute in the US and Europe.

The majority of the Company’s sales revenues are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote), which were developed by Protherics and are sold in the US through Fougera Inc, a division of Altana AG. Additional products in the development pipeline include Prolarix™ (targeted prodrug based chemotherapy), currently in phase 1; and Angiotensin Vaccine (therapeutic vaccine for the treatment of hypertension), where encouraging phase 2a results have led to the development of an improved formulation containing a novel adjuvant.

For further information visit: http://www.protherics.com/

This document contains forward-looking statements that involve risks and uncertainties including with respect to the approval of Protherics’ products for marketing and distribution in the US. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

PRELIMINARY STATEMENT

R & D pipeline update

CytoFab™ - for sepsis from uncontrolled infection

On 7 December 2005, we announced the signing of a major licensing agreement with AstraZeneca for the global development and commercialisation of CytoFab™, our anti-sepsis product. The agreement has a potential total deal value to Protherics, based on upfront and milestone payments alone, of approximately £195 million (US$340 million). Protherics will also receive royalties on global product sales of 20% of net sales in addition to payments in return for the commercial supply of bulk drug substance. On signing, AstraZeneca made an initial payment of £16.3 million to Protherics along with a £7.5 million equity investment in Protherics.

Under the terms of the agreement, AstraZeneca is responsible for developing CytoFab™, an anti-TNF-alpha polyclonal antibody fragment (Fab) product, as a treatment for TNF-alpha mediated diseases in man, with an initial target indication of severe sepsis. AstraZeneca will undertake all clinical development work for CytoFab™ and Protherics will be primarily responsible for bulk drug manufacturing, including the supply of clinical trial material.

AstraZeneca plans to start the pivotal phase 3 study for CytoFab™ in the US and EU in 2007 following completion of the scale-up of the manufacturing process. Protherics expects to receive a further two milestone payments from AstraZeneca in 2007.

Sepsis is a life-threatening condition resulting from uncontrolled severe infections which affects an estimated three million people worldwide each year. Patients typically require mechanical ventilation and intensive care, and approximately one third of patients with sepsis die as a result of major organ failure.

Voraxaze™ - for the control of high dose methotrexate therapy in cancer

Voraxaze™ (glucarpidase) contains an enzyme that rapidly breaks down methotrexate (MTX). It has been developed to prevent or reduce the serious toxicity that can result when patients receiving high doses of MTX (HDMTX) for the treatment of cancer have difficulty eliminating methotrexate from the body.

A marketing authorisation application (MAA) for the use of Voraxaze™ as an intervention treatment for patients at risk of MTX toxicity was submitted in the European Union (EU) in July 2005. Final responses to questions raised during a review by the rapporteur countries will be submitted to the European Medicines Agency (EMEA) by the end of the year and we hope to receive marketing approval in the first half of 2007.

Following discussions with the Food and Drug Administration (FDA) in the latter half of 2005, further clinical data was collected to support the Biological License Application (BLA) in the US. All outstanding issues that needed to be resolved prior to submitting the BLA were agreed with the FDA at a pre-BLA meeting in April 2006 and the application is now scheduled for submission in the second half of 2006.

Once approval is received for intervention use, Protherics will seek to expand the indications for Voraxaze™ into the potentially much larger planned repeated use market. Protherics estimates that there are 16,000 cancer patients per annum in the major markets who receive up to 12 cycles of HDMTX during their treatment. We believe that there is an opportunity for Voraxaze™ to become part of the standard treatment protocols, as a routine adjunct to HDMTX therapy, to rapidly reduce MTX levels in the blood once MTX has had its cancer killing effect. This may allow patients to be treated on an out-patient basis, as they should suffer fewer of the side effects of HDMTX therapy and require less monitoring to ensure they are adequately eliminating methotrexate following treatment.

The first of a series of small studies to investigate the planned repeated use of Voraxaze™ in patients with delayed elimination of MTX has been initiated in the US. MTX is eliminated by the body through the kidneys, and cancer patients with known kidney damage typically either do not receive MTX therapy, or will receive a less effective dose, because of concerns that serious toxicity may develop if MTX elimination is delayed. Voraxaze™ can be used to control the time that such patients are exposed to MTX, enabling oncologists to treat these patients with an optimal dose. Should these studies be successful, a pivotal study will be undertaken to support an extension of the initial label for Voraxaze™.

Voraxaze™ continues to be available in both the US and Europe on a compassionate use basis. In Europe, where it is possible to charge for its supply, revenues increased to £0.8 million for the year ended 31 March 2006 from £0.5 million in the previous year.

Prolarix™ – targeted therapy for liver cancer and certain other solid tumours

Prolarix™ is comprised of a small molecule prodrug, tretazicar, which is converted to a highly cytotoxic agent by an endogenous enzyme, NQO2, when administered with a cosubstrate, caricotamide. The activity of NQO2 is higher in certain solid tumours, including primary liver cancer, than in normal tissue, so the cytotoxic agent should be predominantly produced at the site of the tumour rather than elsewhere in the body, reducing the likelihood of serious side effects.

A phase 1 study of Prolarix™ is being run under the auspices of Cancer Research UK (CRUK) and thirteen patients have been recruited to date. The dose of caricotamide that is required to facilitate the conversion of tretazicar to the cytotoxic agent by NQO2 has been determined. The dose of tretazicar is being escalated to determine the maximum tolerated dose (MTD). One patient has received all six cycles of treatment to date, with disease stabilisation achieved at a relatively low dose of Prolarix™.

Further patient recruitment into the trial is anticipated from mid-2006, once CRUK has received Medicines and Healthcare Products Regulatory Agency (MHRA) approval to use an improved formulation of caricotamide. Once the MTD has been determined, an additional cohort of six patients will be treated to evaluate the efficacy of Prolarix™. Further data from the phase 1 study should be available before the end of 2006, and the study is expected to report formally in the first half of 2007.

Protherics is undertaking the GMP manufacture of Prolarix™, and the necessary supporting non-clinical studies, ahead of a planned phase 2 study in primary liver cancer in 2007. We are also investigating opportunities to initiate additional Prolarix™ studies, possibly in ovarian cancer.

Angiotensin Vaccine – management of high blood pressure

Protherics’ Angiotensin Vaccine produces antibodies to angiotensin, one of the key hormones involved in the regulation of blood pressure. We believe that blocking angiotensin should result in a reduction in blood pressure and evidence for this has already seen by Protherics in a study conducted in healthy subjects who were given a salt-reduced diet. A positive effect on the renin-angiotensin-system has also been observed in hypertensive patients although blood pressure was not reduced in this small study. These encouraging findings suggest that with more effective neutralisation of angiotensin, it may be possible to obtain a clinically significant reduction in blood pressure in hypertensive patients.

A number of different Angiotensin Vaccine formulations have been evaluated to identify one that produces a greater antibody response than the formulations first tested in the clinic. One of the formulations, containing a novel adjuvant developed by CoVaccine BV (CoVaccine), produced up to a 10-fold improvement in antibody response in preclinical studies. It has consequently been selected for further development.

Protherics has now completed the non-clinical safety testing of the CoVaccine adjuvant, and will shortly initiate GMP manufacture of a formulation of Angiotensin Vaccine containing this adjuvant, ahead of a planned phase 2a proof of concept study in H2 2007. The goal of this study will be to investigate whether increased levels of anti-angiotensin antibodies are produced in hypertensive patients and as a result cause a reduction in blood pressure.

Protherics has today announced that it has acquired the CoVaccine adjuvant. Please see the separate press release for more details.

The market for the treatment of high blood pressure is estimated to be in excess of US$30 billion per annum, and with positive phase 2a data, our Angiotensin Vaccine could provide another major out-licensing opportunity for Protherics.

Marketed Products and Business Environment

CroFab™ - rattlesnake antivenom

CroFab™ is a polyclonal antibody fragment for the management of crotalid envenomations and it is currently the only product marketed for these bites in the US. The total annual market of about 8000 patients has the potential to be worth in excess of $80 million and we believe that the product currently has captured around half of this potential market. Net revenues from CroFab™ sales in the US are shared equally with our distributor Fougera.

CroFab™ sales were £11.5 million against £11.4 million in the previous year, with continued underlying volume growth offset by a lower dollar translation rate. In US dollar terms, the corresponding figures were $20.4 million against $19.3 million. Fougera has increased its CroFab™ orders for the current year, and we are working together to expand market penetration, particularly into milder, currently untreated bites.

Protherics has undertaken work to improve the CroFab™ manufacturing process to reduce the cost of its manufacture. We hope to receive FDA approval for the revised process in 2008.

DigiFab™ - treatment for digoxin overdose

DigiFab™ sales declined to £3.8 million in the year, from £5.9 million in the previous year ($6.7 million in the year compared to $10.1 million in the previous year). Sales by our distributor, Fougera, were ahead of the prior year, although, as indicated in our last Annual Report, Fougera is reducing its average inventory levels, thus reducing our shipments and revenues overall. We expect this situation to continue over the next two years.

We estimate that the US digoxin overdose market is worth approximately $25 million per annum and that the market is currently shared about equally with GlaxoSmithKline’s product, Digibind®. We continue to support our application for EU market approval of DigiFab™, having recently met with the MHRA to discuss the data package. Clinical data from a small number of patients who have already been treated with DigiFab™ in the US is required to support the application. Protherics currently anticipates receiving approval in the UK in the second half of 2006, with subsequent approvals in Europe over the following six to twelve months. We believe the European market can provide a further opportunity to grow DigiFab™ sales.

Other revenues

Under our revenue recognition policy, we have recognised £0.7 million of CytoFab™ revenues from the upfront payment of £16.3 million received in January 2006.

Named patient sales of Voraxaze™ were £0.8 million in the year, up from £0.5 million in the previous year, as product awareness continues to build in Europe and the rest of the world. ViperaTAb™ sales were down slightly on the corresponding year, at £0.1 million. We expect sales to improve modestly as a new batch of inventory has now been released for sale.

Prion recognition (TSE testing) licensing revenues from Enfer were reduced to £0.5 million from £0.7 million in the previous year, as a result of increased competition in the TSE testing market. Enfer has launched an updated test kit, incorporating our intellectual property, which may help to sustain this no-cost royalty stream to Protherics.

Operations

The expansion of our manufacturing capability at our Welsh plant was completed on schedule, allowing us to integrate new clean rooms with our existing facilities and commence the scale-up of the CytoFab™ manufacturing process. We have now reduced CroFab™ and DigiFab™ inventory to more normal levels, having previously built stock ahead of this scheduled close down of the manufacturing plant.

After concentrating our recent efforts on CytoFab™ process development, we are also fast-tracking the implementation of the new CroFab™ manufacturing process, as previously discussed. This process is designed to improve yields and considerably enhance plant throughput, providing capacity for the manufacture of CytoFab™. In Australia, we are working hard to obtain the highest possible titre levels in our CytoFab™ sheep to ensure an optimal process before large volume scale up.

Financial Review

This is the first full year of reporting under International Financial Reporting Standards (IFRS). Figures for the year to 31 March 2005 have been restated to allow a year on year comparison of the results.

Revenues

In the past, Protherics’ main source of revenue has derived from its two marketed products, CroFab™ and DigiFab™. While these will continue to be the primary drivers in the shorter term, we anticipate that Voraxaze™ will contribute more significantly, assuming a successful outcome to the marketing applications under review in the EU and planned for the US. We also expect further milestones from AstraZeneca, should CytoFab™ continue to progress in development. Under our IFRS revenue recognition policy, the initial CytoFab™ receipt of £16.3 million will be allocated on a straight line basis over the estimated time to first marketing approval and £0.7m has been recognised in the year.

Cost of Sales

Cost of sales for the year was £11.3 million compared to £8.7 million in the previous year. There were several factors driving the increase. During the planned shutdown, undertaken to commission and test the expanded manufacturing facilities, overheads of £1.4 million were incurred. These are shown as an exceptional cost. Net of these unabsorbed overheads, the cost of sales was £9.9 million. In addition to this, there was a change in the ratio of products shipped, with a higher proportion of CroFab™, and, as discussed previously, a lower proportion of DigiFab™ (a significantly higher margin product) than in the previous year. There were also two batches of CroFab™ lost due to contamination at our third party filling and freeze drying contractors. The overall effect was a reduction in margins on manufactured products (excluding the exceptional costs) from 51.7% to 38.9%. Margins are anticipated to increase substantially assuming the new CroFab™ manufacturing process is approved by the FDA in 2008.

Administrative Expenses

Research and development expenditure increased to £6.7 million from £4.6 million as we committed resources to CytoFab™ and undertook further work on Voraxaze™ in support of regulatory filings. No research and development expenditure has been capitalised.

General and administrative spending also increased to £9.2 million from £7.2 million. We have increased our investments in sales and marketing, charges for share-based payments under IFRS 2 are £0.4 million higher than the prior year, and the change in treatment of foreign exchange contracts under IAS 39 has resulted in a cost of £0.5 million against a credit of £0.1 million in the prior year.

Finance Income and Costs

Finance income has increased from £0.2 million in the prior year, to £0.4 million due to the increased levels of cash and cash equivalents on deposit following receipt of funds from AstraZeneca. Finance costs have shown a decrease to £0.4 million from £0.7 million, largely as a result of the decreasing balance of convertible loan notes which were issued to finance the Enact acquisition.

Results Before and After Tax

Loss before tax for the year was £9.6 million compared to a loss before tax of £2.1 million in the previous year. A tax credit, arising from credits on research and development expenditure has been offset by the release of a small deferred tax asset in respect of our US operations, resulting in a net credit of £0.1 million in the year, against a credit of £0.3 million in the prior year. Loss for the year after tax was £9.5 million compared to £1.8 million in the previous year.

Balance Sheet

Continued investment in property, plant and equipment has increased non-current assets to £18.6 million from £17.7 million at the end of the prior year. Current assets show a significant increase to £41.6 million from £23.6 million. Inventory levels have decreased by £1.9 million to £10.9 million as inventory built up ahead of the major shutdown has been sold. Cash and cash equivalents are £25.4 million, up from £7.3 million as a result of funds received under the AstraZeneca agreement. We plan to make further investments in CytoFab™ manufacturing and supporting our other pipeline products.

Total liabilities have increased to £33.8 million from £15.4 million and include £15.6 million of deferred income relating to the funds received from the AstraZeneca transaction, £3.3 million of which are included as current liabilities. Current liabilities have also increased due to CytoFab™ related spending, whilst non-current liabilities show the effects of conversion of loan notes, with £2.5 million outstanding at the year end, down from £3.8 million.

Loan note conversions, the equity investment by AstraZeneca, and the exercise of share options have increased share capital and share premium by a total of £9.2 million over the prior year, resulting in total equity of £26.4 million at the year end.

Cash Flow

In addition to Protherics’ main sources of revenue explained above, we have raised further funds from shareholders as investment opportunities have arisen, and more recently received a £7.5 million equity investment from AstraZeneca. We use lease financing to fund capital equipment where appropriate, with total obligations of £1.8 million at 31 March 2006.

The acquisition of Enact in 2003 was accomplished largely by the issue of a £7.2 million convertible loan note which, if unconverted, would be repayable in 2010. Much of this has already been converted into ordinary shares, and £2.5 million remained outstanding at 31 March 2006. Other borrowings remain modest at £0.3 million.

Cash inflow from operating activities was £12.6 million compared to an outflow of £2.8 million in the prior year. Although the operating loss for the year was £9.5 million, only £0.7 million of the initial £16.3 million non refundable receipt from AstraZeneca was recognised as income in the period, and this is reflected in the increased cash inflow from operations.

Cash invested in property, plant and equipment increased to £2.0 million from £1.0 million in the previous year, as we prepared to scale up the CytoFab™ manufacturing process. Issue of shares, mostly to AstraZeneca, was £8.0 million, down from £9.2 million in the corresponding year.

Cash and cash equivalents were £25.4 million at the end of the year, up from £7.2 million. We invest our cash resources in short term deposits with banks with the highest credit ratings, putting security before absolute levels of return.

Outlook

Orders remain strong for CroFab™, while we expect a similar year to the one just ended for DigiFab™. Deferred income released from the AstraZeneca initial payment is expected to be in the order of £3 million while, depending on progress, other milestones may result. Voraxaze™ sales in the near term will continue to be derived from named patient sales, with sales increasing following the anticipated European and US marketing approvals in 2007.

We expect research & development expenditure to increase significantly over the next year, as we scale-up the CytoFab™ manufacturing process, improve the CroFab™ manufacturing process, progress the development of Prolarix™ and Angiotensin Vaccine and commence planned use studies of Voraxaze™.

We look forward to what we hope will be a very busy period, with the planned launches of Voraxaze™ in the US and EU, the start of the CytoFab™ phase 3 trial in severe sepsis and the progression of Prolarix™ and our Angiotensin Vaccine into phase 2 development, all anticipated in 2007. Achieving these key events will ensure another rewarding couple of years for Protherics and its shareholders.

Consolidated Income Statement

for the year ended 31 March 2006

	Notes	2006 £’000	2005 £’000
Revenue	2	17,709	18,839

Cost of sales
Cost of sales excluding exceptional closedown costs		(9,930)	(8,744)
Exceptional closedown costs	3	(1,362)	—
Total cost of sales		(11,292)	(8,744)

Gross profit		6,417	10,095

Administrative expenses
Research and development		(6,747)	(4,575)
General & administrative		(9,203)	(7,178)

Total administrative expenses		(15,950)	(11,753)

Operating loss	2	(9,533)	(1,658)

Finance income		401	236
Finance costs		(431)	(655)

Loss before tax		(9,563)	(2,077)
Tax	4	75	296

Loss for the year		(9,488)	(1,781)

		Pence	Pence
Basic and diluted loss per share	5	(3.8)	(0.8)

The results relate to continuing operations.

Consolidated Statement of Recognised Income & Expense

for the year ended 31 March 2006

	2006 £’000	2005 £’000
Exchange differences on translation of foreign operations	(158)	(33)

Net expense recognised directly in equity	(158)	(33)

Loss for the year	(9,488)	(1,781)

Total recognised expense for the year	(9,646)	(1,814)
Adjustments arising on first time adoption of IAS 32 and IAS 39	211	—

Total losses recognised since last financial statements	(9,435)	(1,814)

All recognised income and expense is attributable to equity shareholders.

Consolidated Balance Sheet

at 31 March 2006

	Notes	2006 £’000	2005 £’000
Non-current assets
Goodwill		9,199	9,199
Intangible assets		1,060	1,081
Property, plant and equipment		8,109	6,999
Deferred tax asset		206	432

		18,574	17,711

Current assets
Inventories	6	10,887	12,752
Financial assets		—	75
Tax receivables		717	344
Trade and other receivables		4,520	3,200
Cash and cash equivalents	7	25,438	7,270

		41,562	23,641

Total assets		60,136	41,352

Current liabilities
Trade and other payables		15,722	8,551
Current tax liabilities		278	209
Financial liabilities
Obligations under finance leases		623	534
Bank overdrafts and loans		37	193
Derivative instruments		136	—

		16,796	9,487

Non-current liabilities
Trade and other payables		13,081	638
Financial liabilities
Borrowings		222	250
Convertible loan notes		2,469	3,762
Obligations under finance leases		1,216	1,246

		16,988	5,896

Total liabilities		33,784	15,383

Net assets		26,352	25,969

Shareholders’ equity
Share capital		5,186	4,844
Share premium account		86,770	77,868
Merger reserve		51,163	51,163
Equity reserve		263	—
Cumulative translation reserve		(191)	(33)
Retained earnings		(116,839)	(107,873)

Total equity		26,352	25,969

Consolidated Statement of Changes in Equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Equity reserve £’000	Cumulative translation reserve £’000	Retained earnings £’000	Total £’000
Balance at 1 April 2004	4,155	66,027	51,163	—	—	(106,329)	15,016
Currency translation adjustments	—	—	—	—	(33)	—	(33)

Net expense recognised directly in equity	—	—	—	—	(33)	—	(33)
Loss for the year	—	—	—	—	—	(1,781)	(1,781)

Total recognised loss for the year	—	—	—	—	(33)	(1,781)	(1,814)

New share capital subscribed	419	9,642	—	—	—	—	10,061
Conversion of convertible loan notes	270	3,100	—	—	—	—	3,370
Expenses on issue of equity shares	—	(901)	—	—	—	—	(901)
Employee share option scheme:
value of services provided	—	—	—	—	—	237	237

Balance at 31 March 2005	4,844	77,868	51,163	—	(33)	(107,873)	25,969
Adoption of IAS 32 and IAS 39	—	13	—	378	—	211	602

Balance at 1 April 2005	4,844	77,881	51,163	378	(33)	(107,662)	26,571
Currency translation adjustments	—	—	—	—	(158)	—	(158)

Net expense recognised directly in equity	—	—	—	—	(158)	—	(158)
Loss for the year	—	—	—	—	—	(9,488)	(9,488)

Total recognised loss for the year	—	—	—	—	(158)	(9,488)	(9,646)

New share capital subscribed	249	7,800	—	—	—	—	8,049
Conversion of convertible loan notes	93	1,089	—	(115)	—	—	1,067
Employee share option scheme:
value of services provided	—	—	—	—	—	311	311

Balance at 31 March 2006	5,186	86,770	51,163	263	(191)	(116,839)	26,352

Consolidated Cash Flow Statement

for the year ended 31 March 2006

	Notes	2006 £’000	2005 £’000
Cash flows from operating activities
Cash inflow / (outflow) from operations		12,609	(3,054)
Income tax paid		(50)	(79)
Income tax received		5	332

Net cash inflow / (outflow) from operating activities		12,564	(2,801)

Investing activities
Interest received		401	236
Proceeds on disposal of property, plant and equipment		52	35
Purchases of property, plant and equipment		(1,989)	(1,001)
Purchases of other intangible non-current assets		—	(191)
Capital grants received		250	10

Net cash (used in) / from investing activities		(1,286)	(911)

Financing activities
Interest paid		(257)	(494)
Interest paid on finance leases		(133)	(131)
Repayment of borrowings		(171)	(336)
Repayments of finance leases		(582)	(490)
Issue of shares		8,049	9,161

Net cash from financing activities		6,906	7,710

Net increase in cash and cash equivalents		18,184	3,998
Cash and cash equivalents at the beginning of year		7,242	3,253
Effect of foreign exchange rate changes		12	(9)

Cash and cash equivalents at the end of year	7	25,438	7,242

Notes to the Consolidated Cash Flow Statement

for the year ended 31 March 2006

Reconciliation of operating loss to net cash flow from operating activities:

	2006 £’000	2005 £’000
Operating loss	(9,533)	(1,658)

Adjustments for:
Change in fair value of derivatives	531	248
Deferred grant income	(78)	(48)
Non cash expenses / (revenues)	—	(110)
Share-based payment costs	311	237
Depreciation of property, plant and equipment	1,391	1,464
Amortisation of intangible fixed assets	114	111
Loss on disposal of property, plant and equipment	108	162

Operating cash flows before movements in working capital	(7,156)	406

Decrease / (increase) in inventories	1,903	(3,032)
(Increase) / decrease in receivables	(1,135)	44
Increase / (decrease) in payables	18,997	(472)

Net cash inflow / (outflow) from operating activities	12,609	(3,054)

1. Notes to the preliminary results

The financial information set out in the preliminary announcement does not constitute the Group’s statutory accounts within the meaning of Section 240 of the Companies Act 1985 and have been extracted from the full accounts for the years ended 31 March 2006 or 31 March 2005 respectively.

Financial statements for the year ended 31 March 2006 have not yet been delivered to the Registrar. The auditors’ report on the financial statements for the years ended 31 March 2006 and 31 March 2005 were unqualified and did not include a statement under section 237(2) or (3) of the Companies Act 1985.

Prior to 1 April 2005, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Practice (“UK GAAP”). For the year ended 31 March 2006 the Group is required to prepare its statutory financial statements in accordance with accounting policies based on International Financial Reporting Standards (“IFRS”). Accordingly, the financial statements have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments. Financial information relating to the year ended 31 March 2005 has been restated in accordance with IFRS and the accounting policies adopted under IFRS.

The Group’s transition date for IFRS is 1 April 2004. The comparative information for year ended 31 March 2005, as permitted by the exemption in IFRS 1, First Time Adoption of International Reporting Standards, has not been prepared in accordance with IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. Instead, IAS 32 and IAS 39 have been implemented with effect from 1 April 2005.

The Group’s principal accounting policies as set out in the Protherics PLC IFRS transition document available on the website, www.protherics.com, have been applied consistently. This document also included reconciliations of the income statement, balance sheet and equity together with explanations of the impacts of IFRS.

This announcement was approved by the Board of Directors on 7 June 2006.

2. Segment information

For management purposes, the Group is organised into two operating segments, the sale, manufacture and development of pharmaceutical products and royalties arising from outlicensed technology. These divisions are the basis on which the Group reports its primary segment information.

The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues. The exceptional item shown within cost of sales is included within the sale, manufacture and development of pharmaceutical products operating segment.

Business segments

	2006			2005
	Sale manufacture and development of pharmaceutical products £’000	Outlicensed product royalties £’000	Group £’000	Sale manufacture and development of pharmaceutical products £’000	Outlicensed product royalties £’000	Group £’000
Continuing operations

Revenue	17,269	440	17,709	18,127	712	18,839

Segment result	(9,961)	428	(9,533)	(2,345)	687	(1,658)

Finance income			401			236
Finance costs			(431)			(655)

Loss before tax			(9,563)			(2,077)
Tax			75			296

Loss for the year attributable to equity shareholders			(9,488)			(1,781)

3. Cost of sales

During the year ended 31 March 2006, the Group completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.

4. Taxation

An analysis of the credit for the year, all relating to continuing operations, is set out below:

	2006 £’000	2005 £’000
Current tax
UK Corporation tax credit for the current year	325	290
Adjustment in respect of prior years
UK Corporation tax	—	15

	325	305
Foreign tax	(3)	(9)

Total current taxation	322	296

Deferred taxation
Reduction in estimate of recoverable deferred tax asset	(247)	—

	75	296

Corporation tax in the UK is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxations for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

The UK tax credits arising in the current and prior years were as a result of research and development expenditure claimed under the Finance Act 2000.

5. Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% unsecured convertible loan notes.

The Company has been loss making in both the current and prior year and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.

The calculation of the basic and diluted loss per share is based on the loss of £9,488,000 (2005: £1,781,000) and on 246,854,698 ordinary shares (2005: 224,145,177) being the weighted average number of ordinary shares in issue.

6. Inventories

	2006 £’000	2005 £’000
Raw materials and consumables	1,455	1,488
Work in progress	9,382	11,152
Finished goods	50	112

	10,887	12,752

Included in work in progress in the above inventory balance at 31 March 2006 are two batches of CroFab with an approximate value of £1,210,000 which, subsequent to the year end, produced anomalies on final testing after the filling and freeze drying stage of production. All testing carried out up to 31 March 2006 on these two batches was successful. These final results have been analysed and, based on the results of the analysis, the batches are to be re-tested. However, there is a risk that these batches will be expensed in the year ending 31 March 2007, in the event these further tests give similar anomalies.

7. Cash & cash equivalents

	2006 £’000	2005 £’000
Cash at bank and in hand	934	879
Short term bank deposits	24,504	6,391

	25,438	7,270
Bank overdrafts	—	(28)

	25,438	7,242

8. Other

Copies of this announcement are available from the Company Secretary at the Company’s registered office, The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX.

END